

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2012

Via Email
 Michael W. Dosland
Chief Financial Officer
Bank Mutual Corp.
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223

Re: Bank Mutual Corp.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
Form 10-Q for the period ended March 31, 2012
Filed May 8, 2012
File No. 0-31207

Dear Mr. Dosland:

We have reviewed your filings, and have the following comment.

Please respond to this letter within ten business days. We have requested change in future filings. Please include a draft of your proposed disclosure that clearly identifies new or revised disclosure. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to our comment, including the draft of your proposed disclosure, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition, page 35

On page 16 you disclose that Bank Mutual and its subsidiaries entered into a memorandum of understanding with the OTS and succeeded to by the FRB and OCC. In that discussion, you primarily mention the potential impact of the MOU on your ability to pay dividends in the future. In your discussion on page 25, you reference a number of "specific requirements" of the MOU. In order for investors to understand the impact of the MOU on your operations and future results, in your next filing, starting with your 10-Q, please provide a description of all material actions that management and the board have taken, or plan to take, in order to meet the requirements of the MOU. Please also provide management's view of the impact of these actions upon your results in the current and future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lyon at (202) 551-3421 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel